Exhibit 99.1

NEWS RELEASE TRANSMITTED BY MARKETWIRED

FOR:  GENOIL INC.

OTCBB SYMBOL:  GNOLF

December 14, 2015

Genoil Completes 2013 & 2014 Audited Financials & Three 2015 Quarterly's, Raises $622,000 USD in a Non Brokered Private Placement, and Is Moving Forward on Its Residue Upgrading Refinery in China

CALGARY, ALBERTA--(Marketwired - Dec. 14, 2015) - Genoil (OTCBB:GNOLF) announces that it has recently completed its 2013 and 2014 audited financial statements and completed the filing of the first three quarters of 2015. During the period the company cut its annual administrative expenses from CAD $ 2,259,499 in 2012 to CAD $ 262,495 in 2014. This reflects an 88% reduction over the period.

The company executed a $700 million USD joint venture contract in January of 2015 demonstrating that the leaner budget did not inhibit the corporation's business development. On the contrary, Genoil significantly increased its sales and marketing efforts. Our Chinese partners Hebei Zhongjie Petrochemical have been jointly funding the project with us and have spent considerable amounts of their own money. They have funded and completed the feasibility study and the preparation of construction including clearing and filling of the land, as well as the running of utilities to the property. Genoil and our joint partner expect to imminently present the funding package for the project to lending sources this month.

Genoil is one of the first companies to break into the Chinese residue upgrading market for bottom of the barrel upgrading. With 7% year over year imported demand growth, China is the largest consumer in the world of crude oil. Chinese refiners are looking to get more transportation products, namely gasoline & diesel, out of each barrel of crude oil and residue. They are looking for technologies, which can take advantage of lower cost heavier feed stocks in order to improve their margins. Hebei Zhongjie Petrochemical recognizes the breakthrough of the Genoil process in solving this industry wide problem in China. The recently completed feasibility study shows a 32% rate of return as of November 2015 and demonstrates that the Genoil process is significantly more efficient with better performance and economics than competing processes.

"As a result of our recent contract in China, we have developed many new business leads, and through these leads we are looking to target the entire Chinese refining market which is 12.7 million bpd. Genoil is paying particular attention to the Chinese Teapot refiners, which constitute one third of this. We feel the Genoil GHU can capture a large part of this huge potential market in China. Residue upgrading is extremely important to over eighty percent (80%) of refineries in China who want to improve their conversion rates," says Bruce Abbott president of Genoil.

Because of increased interest in the Genoil upgrading technology the corporation has hired new engineering personnel and is looking to expand its office in Canada. The company is planning to open an office in China to market and develop business for crude and residue upgrading technology and hydrocarbon and water separation. The Genoil process is very profitable at today's current oil market price. This gives us a big advantage over the competition.

The company closed its private placement on Friday December 11, 2015, raising gross proceeds of $ 622,000 totaling 12,440,000 shares at a price of $ 0.05 per unit. Each unit is comprised of one common share of the company and one transferrable common share purchase warrant (a warrant). Each warrant will entitle the holder to purchase one additional common share of the company at an exercise price of $ 0.05 per share for a period of five years from the date the Warrants were issued.

Genoil is pleased to announce that it has settled debt for $ 94,208.50 for 1,884,170 common shares at a price of $ 0.05 USD as part of shares for debt settlement agreements with various parties for consulting services performed. The shares issued in connection with the settlement of this debt are subject to a United States six month holding period from their date of issuance.

"We have implemented a new, more efficient and direct sales approach, which doesn't initially involve local agents. We are in talks with many countries often at the highest levels of government and their national oil companies, and we feel confident that this new approach will bring much more fruitful and more immediate results," says Bruce Abbott.

Genoil converted its Series A debenture to a Series F under the same terms as the Series E whose term ends on January 1, 2018. The Series E has been extended to October 6, 2018. The terms of the series E can be found in the December 4, 2013 press release.

Statements included in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of risks and uncertainties such as competitive factors, technological development, market demand, and the company's ability to obtain new contracts and accurately estimate net revenues due to variability in size, scope and duration of projects, and internal issues in the sponsoring client. Further information on potential risk factors that could affect the company's financial results can be found in the company's Reports filed with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Genoil Inc.
Investor Relations
Suite 218, 1811 - 4th Street S.W.
Calgary, Alberta T2S 1W2 Canada
(587) 400-0249

INDUSTRY:  Energy and Utilities-Oil and Gas
SUBJECT:   FNC

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